NEWS RELEASE for immediate release
Canadian Oil Sands mails Notice of Variation for its amended offer to purchase Canada Southern Petroleum Ltd.
Calgary, July 5, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiary, Canadian Oil Sands Limited (“Canadian Oil Sands”), will mail formal documents to reflect its amended offer to purchase any and all of the issued and outstanding shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) to all Canada Southern shareholders on Wednesday, July 5, 2006.
These formal documents reflect the increase announced on June 30, 2006 in Canadian Oil Sands’ offer to US$11.10 cash per common share from US$9.75 cash per common share. Full particulars of the offer are set out in the offer and circular and related materials, which were mailed to Canada Southern shareholders on June 26, 2006 and as supplemented by the Notice of Variation mailed today. These documents are available on the Trust’s website at: http://www.cos-trust.com/investor/.
Canada Southern has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that Canadian Oil Sands’ revised offer is fair, from a financial point of view, to the shareholders of Canada Southern and recommends that shareholders accept the revised offer.

Canadian Oil Sands Limited	For further information:
Marcel Coutu
President & Chief Executive Officer	Siren Fisekci
Director Investor Relations
Units Listed — Symbol: COS.UN	(403) 218-6228
Toronto Stock Exchange	investor_relations@cos-trust.com

Web site: www.cos-trust.com